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UNITEDSTATES

SECURITIESANDEXCHANGECOMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2022.

Commission File Number 001-39491

EXCELLON RESOURCES INC.

(Translation of registrant’s name into English)

10 KING STREET EAST, SUITE 200 TORONTO, ONTARIO, CANADA M5C 1C3

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

EXCELLON ADDRESSES NYSE LISTING REQUIREMENTS

Toronto, Ontario – May 5, 2022 – Excellon Resources Inc. (TSX:EXN, NYSE:EXN, FRA:E4X2) (“Excellon” or the “Company”) announced today that the Company received a notice from NYSE American LLC (“NYSE American”) stating that it is not in compliance with the continued listing standards as set forth in Section 1003(a)(i), (ii) and (iii) of the NYSE American LLC Company Guide (the “Company Guide”), which require a company to have stockholders’ equity of $2 million or more if it has reported losses from continuing operations and/or net losses in two of three of its most recent fiscal years; stockholders’ equity of $4 million or more if it has reported losses from continuing operations and/or net losses in three of four of its most recent fiscal years; and stockholders’ equity of $6 million or more if it has reported losses from continuing operations and/or net losses in its five most recent fiscal years. All numbers are in U.S. dollars.

There is no immediate effect on trading on the NYSE American, but the Company must submit a plan of compliance by May 30, 2022 addressing how it intends to regain compliance with the continued listing standards by October 30, 2023. If NYSE American does not accept the plan or the Company does not make progress consistent with the plan or regain compliance with the continued listing standards by October 30, 2023, the Company may be subject to delisting proceedings. The Company’s shares will also continue to trade on the Toronto Stock Exchange.

The Company expects to submit a plan to the NYSE American to regain compliance with the continued listing standards within the period provided.

Excellon also confirms that the auditor’s report received from its independent public accounting firm on its audited financial statements for the fiscal year ended December 31, 2021 filed with its Form 20-F annual report contained a going concern emphasis of matter. Disclosure of this going concern explanatory language is required by Sections 401(h) and 610(b) of the Company Guide. This announcement does not represent any change or amendment to any of the Company’s filings for the fiscal year ended December 31, 2021.

As previously disclosed, year-end results were adversely affected by a $22.2 million provision for litigation involving the Company’s subsidiary, San Pedro Resources realized in the 3rd quarter of 2021.

For Further Information, Please Contact:

Excellon Resources Inc.

Brendan Cahill, President & Chief Executive Officer

Dan Hall, Chief Financial Officer

(416) 364-1130

info@excellonresources.com

www.excellonresources.com

Forward-Looking Statements

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this Press Release, which has been prepared by management. This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 27E of the Exchange Act. Such statements include, without limitation, statements regarding submission of a compliance plan to the NYSE American, potential delisting from the NYSE American, mineral resources estimates, the future results of operations, performance and achievements of the Company, including potential strategic transactions, the timing, content, cost and results of proposed work programs, the discovery and delineation of mineral deposits/resources/reserves, geological interpretations, proposed production rates, potential mineral recovery processes and rates, business and financing plans, business trends and future operating revenues. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, the possibility that the Company will not be able to submit a plan of compliance, the possibility that NYSE American will not accept the compliance plan and that even if the plan is accepted that the Company won’t be able to comply with the plan, variations in the nature, quality and quantity of any mineral deposits that may be located, significant downward variations in the market price of any minerals produced, the Company’s inability to obtain any necessary permits, consents or authorizations required for its activities, to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies. All of the Company’s public disclosure filings may be accessed via www.sedar.com and readers are urged to review these materials. This press release is not, and is not to be construed in any way as, an offer to buy or sell securities in the United States.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXCELLON RESOURCES INC.
(Registrant)

Date: May 6, 2022	By:	/s/ Brendan Cahill
President and Chief Executive Officer